Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105-0921 Tel 415.393.8200 www.gibsondunn.com Stewart McDowell Direct: +1 415.393.8322 Fax: +1 415.374.8461

June 18, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Dave Edgar, Staff Accountant and Melissa Kindelan, Staff Accountant

Re:	salesforce.com, inc.
Form 10-K for the Fiscal Year Ended January 31, 2019
Filed March 8, 2019
Form 8-K furnished June 4, 2019
File No. 001-32224
SEC Comment Letter, dated June 14, 2019 – Request for Extension

Dear Mr. Edgar and Ms. Kindelan:

Our client, salesforce.com, inc., received your comment letter dated June 14, 2019, on the above-referenced filings, which requests a response by June 28, 2019. Pursuant to our request to you for a ten business day extension due to travel schedules of key team members, we hereby confirm, on behalf of salesforce.com, inc., that we will respond to the comment letter on or before July 12, 2019.

If you should have any questions, please do not hesitate to contact me at (415) 393-8322. Thank you for your consideration.

Sincerely,

/s/ Stewart L. McDowell

Stewart L. McDowell
Gibson, Dunn & Crutcher LLP

cc:	Joe Allanson, Executive Vice President, Chief Accounting Officer and Corporate Controller, salesforce.com, inc.
Sarah Dods, Executive Vice President & Associate General Counsel, Corporate Transactions & Governance, salesforce.com, inc.
Mark Hawkins, President and Chief Financial Officer, salesforce.com, inc.
Amy Weaver, President, Legal & Corporate Affairs, General Counsel and Secretary, salesforce.com, inc.